SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 21 2009
DIVISION OF MARKET REGULATION

09041363

SECUR[illegible] SION
Washington, [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FNB Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

815 Colorado Avenue
(No. and Street)

Stuart (City) Florida (State) 34994 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter J. Lowery 772 288 6068
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2 South Biscayne Boulevard Suite 2800 Miami, Florida
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8/3/09

KPMG

FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Seacoast National Bank)

Statement of Financial Condition

Part IIA of Form X 17-A-5

December 31, 2008

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 2000
200 South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Shareholder and Board of Directors
FNB Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition (Part IIA of Form X-17A-5) of FNB Brokerage Services, Inc. (the Company) (a wholly owned subsidiary of Seacoast National Bank) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition (Part IIA of Form X-17A-5) referred to above presents fairly, in all material respects, the financial position of FNB Brokerage Services, Inc. at December 31, 2008, in the form prescribed by the Securities and Exchange Commission and in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 24, 2009
Certified Public Accountants

FNB BROKERAGE SERVICES, INC.
(A Wholly Owned Subsidiary of Seacoast National Bank)

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	259,146
Commissions receivable		115,989
Securities owned, at fair value:		
Money market funds		2,919,769
Other		237,065
Furniture and equipment, net		2,024
Deposit with clearing broker		50,000
Other assets		11,583
Total assets	$	3,595,576
Liabilities and Shareholder's Equity		
Liabilities:		
Due to Parent	$	33,576
Accounts payable and accrued expenses		60,111
Total liabilities		93,687
Commitments and contingencies		
Shareholder's equity:		
Common stock, par value $1 per share. Authorized 10,000 shares; issued and outstanding 6,000 shares		6,000
Additional paid-in capital		61,831
Retained earnings		3,434,058
Total shareholder's equity		3,501,889
Total liabilities and shareholder's equity	$	3,595,576

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

FNB Brokerage Services, Inc. (the Company) is a wholly owned subsidiary of Seacoast National Bank (the Parent) and was organized on October 31, 1986. The Company began operations on February 27, 1987. The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company provides introductory brokerage and investment services primarily for customers of the Parent. All securities transactions are settled through a clearing broker or directly with mutual funds or annuity companies on a fully disclosed basis. Custody of securities owned by the customers of the Company is maintained by a third party. Investment products include stocks, mutual funds, bonds, annuities, options, life and variable life insurance, and long-term care insurance.

(b) Use of Estimates

The preparation of these financial statements in conformity with U.S. generally accepted accounting principles requires the use of certain estimates by management in determining the Company's assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Securities Transactions

Securities transactions, commission income, and related expenses are recorded on a trade-date basis. The Company receives commission and fee income directly from the respective mutual fund or annuity companies.

(d) Cash and Cash Equivalents

The Company classifies highly liquid instruments with original maturities of three months or less from the date of purchase as cash equivalents.

(e) Securities

Securities are classified as trading and are reflected at fair value.

(f) Fair Value Measurements

On January 1, 2007, the Company adopted the provisions of Financial Accounting Standard Board (FASB) Statement No. 157, *Fair Value Measurements* (Statement 157), for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 2).

(Continued)

(g) Furniture and Equipment

Furniture and equipment is stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to seven years.

(h) Income Taxes

The Company's operations are included in the consolidated income tax return of the Parent. The Company provides for income taxes in accordance with a tax allocation agreement with the Parent. Taxes are calculated and allocated to the Company as if it were a separate taxpayer. The Company makes payments to or receives refunds from the Parent for the amount of the income tax provision or benefit recorded.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company recognizes interest and penalties related to FIN 48 liabilities as part of accounts payable and accrued expenses in the statement of financial condition. No interest and penalties were accrued at December 31, 2008.

(2) Securities

Statement 157 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by Statement 157, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The estimated fair value of investments in money market funds and the equity investment is determined based on level 1 inputs derived using market quotations. Investments in money market funds consist of the following as of December 31, 2008:

Fidelity Treasury Fund – Daily Money Class	$	793,408
Goldman Sachs Financial Square Money Market Fund		2,126,361
	$	2,919,769

At December 31, 2008, the Company held an equity investment in The Nasdaq Stock Market, Inc. The total value of the investment has an estimated fair value of $37,065.

The Company also has an investment in Nuveen Florida Quality Municipal Fund. The total value of the investment has an estimated fair value of $200,000 determined based on level 2 inputs derived using other observable inputs.

(3) Furniture and Equipment

Furniture and equipment consists of the following at December 31, 2008:

Furniture and other office equipment	$	210,525
Less accumulated depreciation		(208,501)
	$	2,024

(4) Related-Party Transactions

In addition to the tax allocation agreement discussed in note 1(h), the Company has a contract with the Parent for office space and equipment, utilities, marketing, insurance, employee benefits, payroll, and accounting services.

For the year ended December 31, 2008, the Parent paid the Company certain amounts for referral of brokerage customers to a banking deposit product.

The amount due to Parent of $33,576 at December 31, 2008 relates to the current year's provision for income taxes.

The Company participates in the Parent's profit-sharing plans, which cover substantially all employees after one year of service, including a matching benefit feature for employees electing to defer the elective portion of their profit-sharing compensation. In addition, amounts of compensation contributed by employees are matched on a percentage basis under the plans.

The Company maintains substantially all of its cash in banking accounts with the Parent.

(Continued)

(5) Commitments and Contingencies

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker/dealers in order to fill its customer orders. The risk of customers' failure to settle securities transactions is borne by the Company. As the clearing broker's right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this right over the term of the guarantee. The Company may be required, in the unlikely event of nondelivery of securities owed by other broker/dealers, to purchase or sell the securities in the open market to correct a failed settlement. At December 31, 2008, the Company had no exposure for failed settlements.

Securities transactions with other broker/dealers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker/dealers or the customer failed to perform its obligations under contractual terms. The Company has established policies and procedures designed to reduce the likelihood that such transactions would have a material effect on the Company's financial position.

The Company, because of the nature of its business, is at all times subject to numerous legal actions, threatened or filed. Management believes that none of the legal proceedings to which it is a party are likely to have a material adverse affect on the Company's financial condition, operating results, or cash flows.

(6) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-l of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such rule. At December 31, 2008, the Company had regulatory net capital of $3,117,538, an excess of $2,867,538 over the required minimum net capital of $250,000. At December 31, 2008, the Company's percentage of aggregate indebtedness to net capital was 3%.

A deposit in the amount of $50,000 is held at the clearing broker and considered an allowable asset in the computation of net capital pursuant to an agreement, dated June 1, 1999, between the Company and the clearing broker.